February 25, 2020

Shuky Sheffer
President and Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

       Re: Amdocs Limited
           Form 20-F for the Fiscal Year Ended September 30, 2019
           Filed December 16, 2019
           File No. 001-14840

Dear Mr. Sheffer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology